

November 19, 2021

Xiaofeng Peng
Chief Executive Officer
SPI Energy Co., Ltd.
#1128, 11/F, No. 52 Hung To Road
Kwun Tong, Kowloon
Hong Kong SAR, China

> **Re: SPI Energy Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 29, 2021**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed October 29, 2021**
> **File No. 001-37678**

Dear Mr. Peng:

We have reviewed your October 29, 2021 response to our comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment is to comment in our September 22, 2021 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2020

Risks Related to Our Ordinary Shares
Recent joint statement by the SEC and the PCAOB proposed rule changes..., page 37

1. We note your response to prior comment 6 and your revised disclosure on page 37. In the last paragraph, please revise to clearly disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and disclose that an exchange may determine to delist your securities.

Item 19. Exhibits, page 107

2.   Please amend your filing to include updated certifications pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing